Exhibit 99.98

CORPORATE UPDATE - ADOPTION OF SHAREHOLDER RIGHTS PLAN

For Immediate Release	August 26, 2010

Rio Alto Mining Limited (“Rio Alto”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) Calgary, Alberta. Rio Alto Mining Limited (“Rio Alto”) announces that its board of directors adopted a shareholder rights plan similar to those recently adopted by other Canadian public companies. Shareholder approval of the plan will be sought at the upcoming shareholders’ meeting to be held on September 29, 2010.

The plan is intended to provide the board and the shareholders sufficient time to assess and evaluate any offer for shares of Rio Alto, which might at any time in the future be made, and, where appropriate, to enable the board to explore and develop alternatives to maximize value to shareholders.

In implementing the plan, the board declared the distribution of one right for each Rio Alto common share outstanding at the close of business on August 26, 2010. Also, one right will be issued with respect to each common share of Rio Alto issued after August 26, 2010. The rights trade with and are represented by Rio Alto's common share certificates. Rights certificates will not be distributed to shareholders and the rights do not become exercisable or separable unless one or more specified events occur.

If a person, or group acting in concert (an “acquiring person or group”), acquires 20 per cent or more of the common shares of Rio Alto, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase shares of Rio Alto at a 50-per-cent discount from the market price at the time. With respect to any person or group acting in concert which held 20 per cent or more of the common shares as at August 26, 2010, any acquisition of an additional 1 per cent or more of the common shares of Rio Alto will also trigger the rights.

The rights are not triggered by a permitted bid, which must be a bid made to all shareholders, must be made in compliance with all applicable securities laws and must meet certain other conditions, including an acceptance period of 60 days. In the event such bid is accepted by shareholders holding at least 50 per cent of the common shares, other than those held on behalf of the bidder, it must thereafter remain open for a further 10-day period.

At any time prior to the rights becoming exercisable, the board may waive the operation of the plan with respect to certain particular events before they occur.

The plan is subject to TSX Venture Exchange approval and requires confirmation by Rio Alto's shareholders within the next six months. If shareholders do not confirm the plan within such time frame, then the plan ceases to be in effect. Rio Alto is not aware of any pending or threatened takeover bid. A copy of the rights plan agreement will be attached as Schedule A to the material change report that Rio Alto will file on SEDAR in respect of the adoption of the rights plan.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com.

ON BEHALF OF THE BOARD OF

RIO ALTO MINING LIMITED

Klaus Zeitler

Chairman

FOR FURTHER INFORMATION, CONTACT:

Alejandra Gomez, Investor Relations	Alex Black, President & COO

Phone: 604.628.1401	Phone: 51 - 1 - 625 9900

Fax: 866.393.4493	Fax: 866.393.4493

Email: alejandrag@rioaltomining.com	Email: alexb@rioaltomining.com

Web: www.rioaltomining.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.